Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, LeddarTech Holdings Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of LeddarTech Holdings Inc.
effective at the opening of the trading session on September 2, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on June 17, 2025. The Company did not file an appeal.
The Company securities were suspended on June 20, 2025.
The Staff determination to delist the Company securities became final on June 20, 2025.